

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

<u>Via U.S. Mail</u>
Craig Crawford
Chief Financial Officer
Global Nutech, Inc.
7601 Windwood Drive
Huntington Beach, California 92647

     Re: Global Nutech, Inc.
              Form 8-K
              Filed December 30, 2011
              File No. 333-149857

Dear Mr. Crawford:

      We note that you have not treated the transaction subject to the above-referenced Form 8-K as a change in shell company status as you have not provided the Form 10 information for International Plant Services, L.L.C., as required by Item 2.01(f) of Form 8-K, and you have relied on the 71 calendar day extension for providing the financial statements required by Item 9.01(a) and (b) of Form 8-K. However, based on your Form 10-Q for fiscal quarter ended September 30, 2011, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of September 30, 2011, you had no assets other than cash and cash equivalents, and we note the statement on page 13 of such Form 10-Q that you "have not commenced business operations." Please provide us with your analysis for why you did not treat the transaction subject to the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K. If the transaction resulted in a change in shell company status, you may not rely on the 71 calendar day extension for providing such financial statements. See Item 9.01(c) of Form 8-K.

      Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

                 Sincerely,

                 /s/ Mara L. Ransom

                 Mara L. Ransom
                 Assistant Director